# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZIPRECRUITER, INC., CIK 0001617553
CUSIP: 98980B103
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3000 OCEAN PARK BLVD., SUITE 3000, SANTA MONICA, California (CA), 90405
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-022696
Filed by CIK 0001550180

## Reporting persons
- Institutional Venture Partners XIV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,809,348; sole dispositive power 0; shared dispositive power 3,809,348; aggregate amount beneficially owned 3,809,348 (5.1% of the class)
- Institutional Venture Management XIV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,819,807; sole dispositive power 0; shared dispositive power 3,819,807; aggregate amount beneficially owned 3,819,807 (5.2% of the class)
- Institutional Venture Partners XV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,939,699; sole dispositive power 0; shared dispositive power 2,939,699; aggregate amount beneficially owned 2,939,699 (4% of the class)
- Institutional Venture Partners XV Executive Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,619; sole dispositive power 0; shared dispositive power 15,619; aggregate amount beneficially owned 15,619 (0% of the class)
- Institutional Venture Management XV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,959,565; sole dispositive power 0; shared dispositive power 2,959,565; aggregate amount beneficially owned 2,959,565 (4% of the class)
- Todd C. Chaffee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,779,372; sole dispositive power 0; shared dispositive power 6,779,372; aggregate amount beneficially owned 6,779,372 (9.2% of the class)
- Norman A. Fogelsong: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 163,114; shared voting power 6,779,372; sole dispositive power 163,114; shared dispositive power 6,779,372; aggregate amount beneficially owned 6,942,486 (9.4% of the class)
- Stephen J. Harrick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,779,372; sole dispositive power 0; shared dispositive power 6,779,372; aggregate amount beneficially owned 6,779,372 (9.2% of the class)
- J. Sanford Miller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,779,372; sole dispositive power 0; shared dispositive power 6,779,372; aggregate amount beneficially owned 6,779,372 (9.2% of the class)
- Dennis B. Phelps: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 163,114; shared voting power 6,779,372; sole dispositive power 163,114; shared dispositive power 6,779,372; aggregate amount beneficially owned 6,942,486 (9.4% of the class)
- Eric Liaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 13,682; shared voting power 2,959,565; sole dispositive power 13,682; shared dispositive power 2,959,565; aggregate amount beneficially owned 2,973,247 (4% of the class)
- Somesh Dash: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,959,565; sole dispositive power 0; shared dispositive power 2,959,565; aggregate amount beneficially owned 2,959,565 (4% of the class)
- Jules A. Maltz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 54,369; shared voting power 6,779,372; sole dispositive power 54,369; shared dispositive power 6,779,372; aggregate amount beneficially owned 6,833,741 (9.2% of the class)

## Item 1. Issuer
Name of issuer: ZIPRECRUITER, INC.
Address of issuer's principal executive offices: 3000 OCEAN PARK BLVD., SUITE 3000, SANTA MONICA, CA, 90405.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Institutional Venture Partners XIV, L.P. ("IVP XIV")
Institutional Venture Management XIV, LLC ("IVM XIV")
Institutional Venture Partners XV, L.P. ("IVP XV")
Institutional Venture Partners XV Executive Fund, L.P. ("IVP XV EF")
Institutional Venture Management XV, LLC ("IVM XV")
Todd C. Chaffee ("Chaffee")
Norman A. Fogelsong ("Fogelsong")
Stephen J. Harrick ("Harrick")
J. Sanford Miller ("Miller")
Dennis B. Phelps ("Phelps")
Eric Liaw ("Liaw")
Somesh Dash ("Dash")
Jules A. Maltz ("Maltz")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Institutional Venture Partners
3000 Sand Hill Road, Building 2, Suite 250
Menlo Park, CA 94025
Citizenship:
IVP XIV Delaware
IVM XIV Delaware
IVP XV Delaware
IVP XV EF Delaware
IVM XV Delaware
Chaffee United States
Fogelsong United States
Harrick United States
Miller United States
Phelps United States
Liaw United States
Dash United States
Maltz United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 3,809,348 shares of Class A common stock held directly by IVP XIV; (ii) 10,459 shares of Class A common stock held directly by IVM XIV; (iii) 2,939,699 shares of Class A common stock held directly by IVP XV; (iv) 15,619 shares of Class A common stock held directly by IVP XV EF; (v) 4,247 shares of Class A common stock held directly by IVM XV; (vi) 163,114 shares of Class A common stock held by Fogelsong; (vii) 163,114 shares of Class A common stock held by Phelps; (viii) 13,682 shares of Class A common stock held by Liaw; and (ix) 54,369 shares of Class A common stock held by Maltz.

IVM XIV is general partner of IVP XIV. Chaffee, Fogelsong, Harrick, Maltz, Miller and Phelps (collectively, the "IVM XIV Mangers") are Managing Directors of IVM XIV and share voting and dispositive power over the securities held by IVP XIV. IVM XV is the general partner of each of IVP XV and IVP XV EF. The IVM XIV Managers, Dash and Liaw are Managing Directors of IVM XV and share voting and dispositive power over the securities held by each of IVP XV and IVP XV EF.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 74,088,830 shares of the Issuer's Class A common stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 11, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G/A filed by the Reporting Persons with the SEC on May 15, 2025).

## Signatures
- Institutional Venture Partners XIV, L.P.: /s/ Leslie Stolper, By Institutional Venture Management XIV, LLC, its General Partner, By Leslie Stolper, Authorized Signatory (11/14/2025)
- Institutional Venture Management XIV, LLC: /s/ Leslie Stolper, Leslie Stolper, Authorized Signatory (11/14/2025)
- Institutional Venture Partners XV, L.P.: /s/ Leslie Stolper, By Institutional Venture Management XV, LLC, its General Partner, By Leslie Stolper, Authorized Signatory (11/14/2025)
- Institutional Venture Partners XV Executive Fund, L.P.: /s/ Leslie Stolper, By Institutional Venture Management XV, LLC, its General Partner, By Leslie Stolper, Authorized Signatory (11/14/2025)
- Institutional Venture Management XV, LLC: /s/ Leslie Stolper, Leslie Stolper, Authorized Signatory (11/14/2025)
- Todd C. Chaffee: /s/ Leslie Stolper, By Leslie Stolper, Attorney-in-Fact (11/14/2025)
- Norman A. Fogelsong: /s/ Leslie Stolper, By Leslie Stolper, Attorney-in-Fact (11/14/2025)
- Stephen J. Harrick: /s/ Leslie Stolper, By Leslie Stolper, Attorney-in-Fact (11/14/2025)
- J. Sanford Miller: /s/ Leslie Stolper, By Leslie Stolper, Attorney-in-Fact (11/14/2025)
- Dennis B. Phelps: /s/ Leslie Stolper, By Leslie Stolper, Attorney-in-Fact (11/14/2025)
- Eric Liaw: /s/ Leslie Stolper, By Leslie Stolper, Attorney-in-Fact (11/14/2025)
- Somesh Dash: /s/ Leslie Stolper, By Leslie Stolper, Attorney-in-Fact (11/14/2025)
- Jules A. Maltz: /s/ Leslie Stolper, By Leslie Stolper, Attorney-in-Fact (11/14/2025)